SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated November 22, 2005 - Offer Talks Terminated .

Not for release, publication or distribution into, Canada, Australia or Japan

FOR IMMEDIATE RELEASE                                                                                                                                                                                                                 22 November 2005

ScottishPower plc ("ScottishPower")
Statement regarding E.ON AG ("E.ON") withdrawal
ScottishPower announces revised dividend policy

The Board of ScottishPower notes today's announcement from E.ON.

E.ON's final proposal to ScottishPower was at 570p per ScottishPower share, which ScottishPower considers would not have been received by shareholders earlier than the Spring of 2007, when any transaction was expected to complete. The Board, which received independent financial advice from Morgan Stanley and UBS, concluded that this proposal did not reflect the fair value of ScottishPower and its prospects. In providing their advice, Morgan Stanley and UBS have relied upon the commercial assessments of the directors of ScottishPower. Accordingly, the Board has rejected this final proposal and discussions have ceased.

Background

E.ON announced that it was considering making an offer for ScottishPower on 5 September and made its initial approach to ScottishPower on 26 September. Over recent weeks the Board of ScottishPower has been engaged in extensive discussions with E.ON to see if it was possible to reach agreement on an offer for ScottishPower that reflected fair value for our shareholders and had a high degree of deliverability. It was not possible to reach such an agreement and therefore these discussions are now at an end.

The talks included discussion of the strong performance of ScottishPower's continuing businesses, their strategic position and their potential value to E.ON, as well as how the parties would cooperate during the regulatory investigation.

The proposals

As a consequence of these discussions, E.ON made two further proposals to ScottishPower. The proposals made by E.ON can be summarised as follows:

  The initial approach valued ScottishPower at 575p LESS any dividends declared or paid by ScottishPower prior to completion.

  On 2 November, E.ON made a proposal of 564p per share LESS any dividends declared or paid by ScottishPower prior to completion of the transaction, other than a maximum of 24p per share in dividends. The 24p cap on dividends included the dividend of 5.2p per share announced on 10 November 2005.

  On 18 November, E.ON made a final proposal of 570p per share. ScottishPower would be permitted to pay dividends in the normal course prior to closing.

In each case, other key elements of the proposals included:

  Any offer, if made, would have been subject to pre-conditions in respect of regulatory approvals and the completion of the sale of PacifiCorp on the existing contractual terms; and

  ScottishPower would be permitted to return the proceeds from the PacifiCorp disposal to shareholders as previously announced. However, the value of any offer would be reduced by the amount distributed to ScottishPower shareholders.

In discussions, it became clear that both parties had been advised it could take up to 9 to 12 months to obtain regulatory approval. The ScottishPower Board therefore considers that completion would not have been earlier than the Spring of 2007.

ScottishPower strategy

On 10 November ScottishPower published its interim results for the six months to 30th September 2005. The continuing businesses delivered Operating Profits up 40%, Profit before tax up 45% and Earnings Per Share up 64% (all adjusted for IAS39 and exceptional items). This strong performance continued the strong trend from the previous year.

ScottishPower will continue to implement its successful strategy of building its UK Wholesale and Retail businesses, seeking to outperform the regulatory review in its UK Networks business, and growing PPM Energy. The company has a clear and disciplined investment programme which is delivering returns well above the group's cost of capital, is pursuing programmes to improve further operational performance, and is implementing a corporate restructuring to deliver £60m of annualised cost savings. As stated in the interim results, the process to dispose of PacifiCorp is proceeding on schedule, and on completion this will enable ScottishPower to return approximately £2.5bn to shareholders.

It is the Board's view that the implementation of this strategy will be of greater long term value to ScottishPower's shareholders than the E.ON proposal.

Revised dividend policy

The Board of ScottishPower also announces that following a review of dividend policy it intends to pay a fourth quarter dividend of 9.4p per share (2004 7.65p) resulting in a total dividend for the year ending March 2006 of 25p per share, a year on year increase of 11.1%. For the following two years, the Board is aiming to deliver an annual increase in the dividend of a minimum of 7%. Following the completion of the sale of PacifiCorp, we intend to pay the dividend semi annually.

This new policy (and the proposed fourth quarter dividend) replaces our previous policy of targeting 1.5 - 2.0x dividend cover and reflects our confidence in the prospects of the Networks business following the recent regulatory review, the strong performance of the Wholesale and Retail businesses, and the expected premium returns to be achieved from the recent and ongoing investment in PPM Energy.

Contacts:

ScottishPower
Jennifer Lawton                                                                                                                             Tel.: 0141 636 4527
Simon McMillan                                                                                                                            Tel.: 0141 566 4875

Tulchan Communications Group                                                                                                     Tel.: 0207 353 4200
Andrew Grant

The Directors of ScottishPower accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of ScottishPower, who have taken all reasonable care to ensure that this is the case, such information is in accordance with the facts and does not omit anything likely to affect the import of such information. This announcement does not constitute an offer or invitation to purchase or subscribe for any securities.

Morgan Stanley & Co. Limited ("Morgan Stanley") and UBS Limited ("UBS") are acting for ScottishPower in connection with the possible offer and no-one else and will not be responsible to anyone other than ScottishPower for providing protections afforded to clients of Morgan Stanley or UBS or for providing advice in relation to the possible offer.

- Ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

Date: November 22, 2005	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary